                                UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549

                                   FORM 11-K

[X]          ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
             SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

             For the fiscal year ended..................December 31, 1998

                                      OR

[_]          TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE
             SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

             For the transition period from..................to...............
             Commission file number ..........................................

             A.   FMC EMPLOYEES' THRIFT AND STOCK PURCHASE PLAN
                           (Full title of the Plan)

             B.   FMC  CORPORATION
                  200 East Randolph Drive, Chicago, Illinois 60601
                         (Name and Address of Issuer)



       SIGNATURES
       ----------

       The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                        FMC EMPLOYEES' THRIFT AND
                                        STOCK PURCHASE PLAN


                                        By  /s/ Steven H. Shapiro
                                            -----------------------------

                                        Associate General Counsel and
                                        Assistant Secretary

       Dated: June 25, 1999

FMC EMPLOYEES' THRIFT AND STOCK
PURCHASE PLAN


TABLE OF CONTENTS
--------------------------------------------------------------------------------

                                                                              Page(s)
                                                                              ------
Independent Auditors' Report................................................     1

Statement of Net Assets Available for Plan Benefits
 with Fund Information - December 31, 1998..................................     2

Statement of Net Assets Available for Plan Benefits
 with Fund Information - December 31, 1997..................................     3

Statement of Changes in Net Assets Available for Plan Benefits
 with Fund Information - Year ended December 31, 1998.......................     4

Statement of Changes in Net Assets Available for Plan Benefits
 with Fund Information - Year ended December 31, 1997.......................     5

Notes to Financial Statements...............................................  6-11

                                                                    Schedule
                                                                    --------


Item 27a - Schedule of Assets Held for Investment Purposes............  1       12

Item 27d - Schedule of 5% Reportable Transactions.....................  2       13

                          Independent Auditors' Report
                          ----------------------------


The Employee Welfare Benefits Plan
Committee of FMC Corporation:

We have audited the accompanying statements of net assets available for plan benefits of FMC Employees' Thrift and Stock Purchase Plan (the Plan) as of December 31, 1998 and December 31, 1997, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 1998 and for the nine month period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of FMC Employees' Thrift and Stock Purchase Plan as of December 31, 1998 and December 31, 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998 and the nine month period ended December 31,1997 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable 5% transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                           /s/ KPMG LLP


Chicago, Illinois
June 25, 1999

 FMC EMPLOYEES' THRIFT AND STOCK
 PURCHASE PLAN

 Statement of Net Assets Available for Benefits with Fund Information

 December 31,1998

 (In thousands)

===============================================================================================================================
                                                    FMC                   Stable                 Mutual               Fidelity
                                                    Stock       Loan      Value     Clipper  Qualified (Z)   Sequoia  Puritan
                                                    Fund        Fund      Fund       Fund         Fund        Fund     Fund
-------------------------------------------------------------------------------------------------------------------------------

                     Assets
-------------------------------------------------------------------------------------------------------------------------------
Investments at fair value                         $ 297,618          -    142,804    24,832       16,524    49,477     9,123
-------------------------------------------------------------------------------------------------------------------------------

Total investments                                   297,618          -    142,804    24,832       16,524    49,477     9,123
--------------------------------------------------------------------------------------------------------------------------------

Receivables:
              Participants' loans                         -     21,664          -         -            -         -         -
              Employee contributions                    203          -         56        13            9        29         6
              Employer contributions                    187          -          -         -            -         -         -
--------------------------------------------------------------------------------------------------------------------------------
Total receivables                                       390     21,664         56        13            9        29         6
--------------------------------------------------------------------------------------------------------------------------------

Net assets available for
              Plan Benefits                       $ 298,008     21,664    142,860    24,845       16,533    49,506     9,129
================================================================================================================================

================================================================================================================================
                                                                                   Retirement
                                                Fidelity     Low                   Government       U.S.
                                                Blue Chip   Priced   Diversified     Money         Equity      Harsco
                                                 Growth     Stock   International    Market        Index       Stock
                                                  Fund      Fund        Fund         Fund           Pool       Fund      Total
================================================================================================================================

                     Assets
--------------------------------------------------------------------------------------------------------------------------------
Investments at fair value                        21,865     4,358       3,525        4,291        17,016         204   $ 591,637
--------------------------------------------------------------------------------------------------------------------------------

Total investments                                21,865     4,358       3,525        4,291        17,016         204     591,637
--------------------------------------------------------------------------------------------------------------------------------

Receivables:
              Participants' loans                     -         -           -            -             -           -      21,664
              Employee contributions                 25         6           4            5             8           -         364
              Employer contributions                  -         -           -            -             -           -         187
--------------------------------------------------------------------------------------------------------------------------------
Total receivables                                    25         6           4            5             8           -      22,215
--------------------------------------------------------------------------------------------------------------------------------

Net assets available for
              Plan Benefits                      21,890     4,364       3,529        4,296        17,024         204   $ 613,852
================================================================================================================================

The accompanying notes are an integral part of these financial statements.

 FMC EMPLOYEES' THRIFT AND STOCK
 PURCHASE PLAN

 Statement of Net Assets Available for Benefits with Fund Information

 December 31,1997

 (In thousands)

==================================================================================================================================

                                           FMC                         Stable                         Mutual
                                           Stock          Loan           Value         Clipper      Qualified (Z)      Sequoia
                                           Fund           Fund           Fund           Fund           Fund             Fund
----------------------------------------------------------------------------------------------------------------------------------
         Assets
----------------------------------------------------------------------------------------------------------------------------------

Investments at fair value               $  345,584              -        145,506         21,884           19,400         29,491
----------------------------------------------------------------------------------------------------------------------------------

Total investments                          345,584              -        145,506         21,884           19,400         29,491
----------------------------------------------------------------------------------------------------------------------------------
Receivables:
    Participants' loans                          -        23,000               -              -                -              -
----------------------------------------------------------------------------------------------------------------------------------
Net assets available for
    Plan Benefits                       $  345,584        23,000         145,506         21,884           19,400         29,491
==================================================================================================================================

==================================================================================================================================
                                                                                        Retirement
                                               Fidelity      Low                       Government      U.S.
                                  Fidelity    Blue Chip     Priced      Diversified      Money        Equity    Harsco
                                  Puritan      Growth       Stock     International      Market       Index      Stock
                                   Fund         Fund        Fund         Fund             Fund        Pool       Fund      Total
-----------------------------------------------------------------------------------------------------------------------------------
                   Assets
-----------------------------------------------------------------------------------------------------------------------------------

Investments at fair value         6,595       12,489        4,356        2,809           3,902        14,790      284     $ 607,090
-----------------------------------------------------------------------------------------------------------------------------------

Total investments                 6,595       12,489        4,356        2,809           3,902        14,790      284       607,090
-----------------------------------------------------------------------------------------------------------------------------------

Receivables:
    Participants' loans               -            -            -            -               -             -        -        23,000
-----------------------------------------------------------------------------------------------------------------------------------

Net assets available for
    Plan Benefits                 6,595       12,489        4,356        2,809           3,902        14,790      284     $ 630,090
===================================================================================================================================


The accompanying notes are an integral part of these financial statements.

FMC EMPLOYEES' THRIFT AND STOCK
PURCHASE PLAN

Statement of Changes in Net Assets Available for Benefits with Fund Information

Year ended December 31, 1998
(In thousands)

===================================================================================================================================
                                                          FMC                      Stable                      Mutual
                                                          Stock        Loan          Value        Clipper    Qualified(Z)   Sequoia
                                                          Fund         Fund          Fund          Fund          Fund        Fund
                                                   --------------------------------------------------------------------------------
Additions:
     Net appreciation (depreciation) in
       fair value of investments                   $     (56,819)           -              -          (21)      (1,517)      9,026
     Interest and dividend income                          1,058            -          9,817        4,149        1,703       2,501
     Contributions - employees                            19,003            -          3,665        1,907        1,397       3,581
     Contributions - employer                             16,440            -            (87)           -            -           -
     Loan repayments                                       6,145       (9,322)         1,521          275          242         477
-----------------------------------------------------------------------------------------------------------------------------------
Total additions                                          (14,173)      (9,322)        14,916        6,310        1,825      15,585
-----------------------------------------------------------------------------------------------------------------------------------


Deductions:
     Distributions to participants                        23,989        1,000         14,492        2,179        1,690       4,051
     Expenses                                                225            -            102           19            7          14
     Loans issued                                          4,692       (8,715)         2,006          328          274         576
-----------------------------------------------------------------------------------------------------------------------------------
Total deductions                                          28,906       (7,715)        16,600        2,526        1,971       4,641
-----------------------------------------------------------------------------------------------------------------------------------

 Net additions (deductions) prior to
     interfund transfers and other changes               (43,079)      (1,607)        (1,684)       3,784         (146)     10,944

 Interfund transfers, net                                 (5,148)           -         (2,732)        (896)      (2,748)      8,854
 Net tranferred in (Note 4)                                  651          271          1,770           73           27         217
-----------------------------------------------------------------------------------------------------------------------------------

Net additions (deductions)                               (47,576)      (1,336)        (2,646)       2,961       (2,867)     20,015

Net assets available for benefits at
     beginning of period                                 345,584       23,000        145,506       21,884       19,400      29,491
-----------------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits at
     end of period                                 $     298,008       21,664        142,860       24,845       16,533      49,506
===================================================================================================================================


=======================================================================================================================
                                                                                                             Retirement
                                                                   Fidelity       Low                       Government
                                                     Fidelity      Blue Chip      Priced      Diversified      Money
                                                     Puritan        Growth        Stock      International     Market
                                                      Fund           Fund          Fund          Fund           Fund
                                                   --------------------------------------------------------------------
Additions:
     Net appreciation (depreciation) in
       fair value of investments                     262          4,254          (367)           262              -
     Interest and dividend income                    933            901           390            142            222
     Contributions - employees                       675          2,001           696            494            471
     Contributions - employer                          -              -             -              -              -
     Loan repayments                                  80            269            74             57             42
-----------------------------------------------------------------------------------------------------------------------
Total additions                                    1,950          7,425           793            955            735
-----------------------------------------------------------------------------------------------------------------------


Deductions:
     Distributions to participants                 1,602          1,382           328            280          1,219
     Expenses                                          5             13             4              2              4
     Loans issued                                    111            314            74             97             43
-----------------------------------------------------------------------------------------------------------------------
Total deductions                                   1,718          1,709           406            379          1,266
-----------------------------------------------------------------------------------------------------------------------
Net additions (deductions) prior to
     interfund transfers and other changes           232          5,716           387            576           (531)

Interfund transfers, net                           2,173            913          (649)            87            739
Net tranferred in (Note 4)                           129          2,772           270             57            186
-----------------------------------------------------------------------------------------------------------------------
Net additions (deductions)                         2,534          9,401             8            720            394

Net assets available for benefits at
     beginning of period                           6,595         12,489         4,356          2,809          3,902
-----------------------------------------------------------------------------------------------------------------------
Net assets available for benefits at
     end of period                                 9,129         21,890         4,364          3,529          4,296
 ======================================================================================================================


==============================================================================

                                              U.S.
                                             Equity       Harsco
                                             Index        Stock
                                              Pool        Fund         Total
                                          ------------------------------------
Additions:
     Net appreciation (depreciation) in
       fair value of investments             3,958          (78)    $ (41,040)
     Interest and dividend income               25            -        21,841
     Contributions - employees               1,046            -        34,936
     Contributions - employer                    -            -        16,353
     Loan repayments                           140            -             -
------------------------------------------------------------------------------
Total additions                              5,169          (78)       32,090
------------------------------------------------------------------------------


Deductions:
     Distributions to participants           2,280            -        54,492
     Expenses                                    8            -           403
     Loans issued                              200            -             -
------------------------------------------------------------------------------

Total deductions                             2,488            -        54,895
------------------------------------------------------------------------------

Net additions (deductions) prior to
     interfund transfers and other changes   2,681          (78)      (22,805)

Interfund transfers, net                      (591)          (2)            -
Net tranferred in (Note 4)                     144            -         6,567
------------------------------------------------------------------------------

Net additions (deductions)                   2,234          (80)      (16,238)

Net assets available for benefits at
     beginning of period                    14,790          284       630,090
------------------------------------------------------------------------------

Net assets available for benefits at
     end of period                          17,024          204     $ 613,852
==============================================================================

The accompanying notes are an integral part of these financial statements.

FMC EMPLOYEES' THRIFT AND STOCK
PURCHASE PLAN

Statement of Changes in Net Assets Available for Benefits with Fund Information

Nine months ended December 31, 1997

(In thousands)


==========================================================================================================================
                                                            FMC           Fixed                                    Stable
                                                           Stock          Income        Equity        Loan          Value
                                                           Fund            Fund          Fund         Fund          Fund
                                                       -------------------------------------------------------------------
Additions:
     Net appreciation (depreciation) in
       fair value of investments                       $      51,546       (1,118)       5,852            -              -
     Interest and dividend income                                670        2,174            3          362          6,468
     Contributions - employees                                14,468          316        1,113            -          2,985
     Contributions - employer                                 11,756            -            -            -            371
     Loan repayments                                           3,425            -            -       (4,859)           846
--------------------------------------------------------------------------------------------------------------------------
Total additions                                               81,865        1,372        6,968       (4,497)        10,670
--------------------------------------------------------------------------------------------------------------------------
Deductions:
     Distributions to participants                            23,474        5,178        1,093          458         14,156
     Expenses                                                      2            -            -            -              -
     Loans issued                                              3,757            -            -       (6,763)         1,826
--------------------------------------------------------------------------------------------------------------------------
Total deductions                                              27,233        5,178        1,093       (6,305)        15,982
--------------------------------------------------------------------------------------------------------------------------
Net additions (deductions) prior to
     interfund transfers and other changes                    54,632       (3,806)       5,875        1,808         (5,312)

Interfund transfers, net                                     (15,239)    (162,156)     (53,707)         722        152,605
Net tranferred in (out) (Note 4)                            (126,157)     (55,986)     (15,990)      (8,169)        (1,787)
--------------------------------------------------------------------------------------------------------------------------
Net additions (deductions)                                   (86,764)    (221,948)     (63,822)      (5,639)       145,506

Net assets available for benefits at
     beginning of period                                     432,348      221,948       63,822       28,639              -
--------------------------------------------------------------------------------------------------------------------------

Net assets available for benefits at
     end of period                                     $     345,584            -            -       23,000        145,506
==========================================================================================================================

============================================================================================================================
                                                                                                                   Fidelity
                                                                           Mutual                     Fidelity     Blue Chip
                                                            Clipper      Qualified(Z)     Sequoia      Puritan      Growth
                                                             Fund            Fund          Fund         Fund         Fund
----------------------------------------------------------------------------------------------------------------------------
Additions:
     Net appreciation (depreciation) in
       fair value of investments                                 (27)            378        4,762          (15)         505
     Interest and dividend income                              2,796           2,018          247          448          582
     Contributions - employees                                 1,144           1,173        1,437          782        1,102
     Contributions - employer                                      -               -            -            -            -
     Loan repayments                                             109              99          120           28           74
----------------------------------------------------------------------------------------------------------------------------
Total additions                                                4,022           3,668        6,566        1,243        2,263
----------------------------------------------------------------------------------------------------------------------------
Deductions:
     Distributions to participants                             1,349           1,343        1,578          175          593
     Expenses                                                      1               -            -            -            -
     Loans issued                                                198             197          232           78          199
----------------------------------------------------------------------------------------------------------------------------
Total deductions                                               1,548           1,540        1,810          253          792
----------------------------------------------------------------------------------------------------------------------------
Net additions (deductions) prior to
     interfund transfers and other changes                     2,474           2,128        4,756          990        1,471

Interfund transfers, net                                      19,651          17,629       25,262        3,615        3,695
Net tranferred in (out) (Note 4)                                (241)           (357)        (527)       1,990        7,323
----------------------------------------------------------------------------------------------------------------------------
Net additions (deductions)                                    21,884          19,400       29,491        6,595       12,489

Net assets available for benefits at
     beginning of period                                           -               -            -            -            -
----------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits at
     end of period
                                                              21,884          19,400       29,491        6,595       12,489
============================================================================================================================

============================================================================================================================


                                                                                 Retirement
                                                       Low                       Government        U.S.
                                                      Priced       Diversified     Money          Equity       Harsco
                                                       Stock      International    Market         Index         Stock
                                                       Fund           Fund          Fund           Pool         Fund      Total
--------------------------------------------------------------------------------------------------------------------------------
Additions:
     Net appreciation (depreciation) in
       fair value of investments                         7             (90)            -         1,832           60     $ 63,692
     Interest and dividend income                      220             104           123            14            -       16,229
     Contributions - employees                         469             346           483           811          269       26,898
     Contributions - employer                            -               -             -             -            -       12,127
     Loan repayments                                    22              29            34            73            -            -
--------------------------------------------------------------------------------------------------------------------------------
Total additions                                        718             389           640         2,730          329      118,946
--------------------------------------------------------------------------------------------------------------------------------
Deductions:
     Distributions to participants                      23              45           875           598           43       50,981
     Expenses                                            2               -             -             -            -            5
     Loans issued                                       31              43            54           147            1            -
--------------------------------------------------------------------------------------------------------------------------------
Total deductions                                        56              88           929           745           44       50,986
--------------------------------------------------------------------------------------------------------------------------------
Net additions (deductions) prior to
     interfund transfers and other changes             662             301          (289)        1,985          285       67,960

Interfund transfers, net                             3,614           1,401           739         2,090           79            -
Net tranferred in (out) (Note 4)                        80           1,107         3,452        10,715          (80)    (184,627)
--------------------------------------------------------------------------------------------------------------------------------
Net additions (deductions)                           4,356           2,809         3,902        14,790          284     (116,667)

Net assets available for benefits at
     beginning of period                                 -               -             -             -            -      746,757
--------------------------------------------------------------------------------------------------------------------------------
Net assets available for benefits at
     end of period
                                                     4,356           2,809         3,902        14,790          284     $630,090
================================================================================================================================

The accompanying notes are an integral part of these financial statements.

FMC EMPLOYEES' THRIFT AND STOCK
PURCHASE PLAN

Notes to Financial Statements

December 31, 1998 and December 31, 1997

--------------------------------------------------------------------------------
(1)    Description of the Plan

       The following description of the FMC Employees' Thrift and Stock Purchase Plan (the Plan) provides only general information. Participants should refer to the Plan text for a more complete description of the Plan's provisions.

       (a)  General

       The Plan is a qualified salary-reduction plan under Section 401(k) of the Internal Revenue Code, which covers all full-time employees of FMC Corporation (the Company) (other than employees who generally reside or work outside of the United States and employees covered by certain collective bargaining agreements). Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan is administered by the FMC Employee Welfare Benefits Plan Committee.

       (b)  Contributions

       Participants may elect to have their annual compensation reduced by up to $10,000, subject to adjustments to reflect changes in the cost of living, but not by more than 15% of their total compensation in the aggregate. The aggregate amount of such reductions is contributed to the Plan trust on a pretax basis. Participants may also elect to make after-tax contributions, either as an alternative to pretax contributions, or in addition to the maximum pretax contributions of $10,000 (but not more than 15% of their total compensation in the aggregate). The Company makes matching contributions ranging from 15% to 100% of the portion of those contributions not in excess of 5% of each participant's compensation (Basic Contribution), regardless of the $10,000 limit on pretax contributions. At December 31, 1998, 10,583 current and former employees participated in the Plan.

       (c)  Trust Agreement

       Effective June 1, 1997, the Company and Fidelity Management Trust Company (the Trustee) established a trust (the Trust) for investment purposes as part of the Plan. The Trust replaced a predecessor trust established with Citibank, N. A. (Citibank). At the same time, the Trustee also became the Plan's record keeper. In addition, the Plan's fiscal year-end was changed from March 31 to December 31 for compliance and financial reporting purposes.

       Prior to June 1, 1997, Citibank was the trustee of the FMC Corporation Salaried Employees' Master Trust (the Master Trust) for the collective investment of the assets of the predecessor trust and the trusts associated with two other 401(k) plans of an affiliate of the Company. These three trusts participated in the Master Trust until May 31, 1997 at which time the Master Trust was dissolved and the Plan's share of the assets in the Master Trust were transferred to the Trust (see note 2(d)).

FMC EMPLOYEES' THRIFT AND STOCK
PURCHASE PLAN

Notes to Financial Statements

December 31, 1998 and December 31, 1997

--------------------------------------------------------------------------------
       (d) Investment options

       Upon enrollment in the Plan, a participant may direct his or her contributions in 1% increments in any of the following investment options:

       1)   FMC Stock Fund - Funds are invested in common stock of FMC
            Corporation.

       2) Stable Value Fund - Funds are invested in investment contracts offered by insurance companies and other approved financial institutions. From January 1, 1998 through December 31, 1998 the guaranteed effective annual yield was approximately 6.99% and from June 1, 1997 through December 31, 1997 the guaranteed effective annual yield was approximately 7.2%.

       3) Clipper Fund - Funds are invested in common stocks which are considered undervalued by the fund manager and in long-term bonds.

       4) Mutual Qualified (Z) Fund - Funds are invested primarily in common and preferred stocks which are considered undervalued by the fund manager.

       5) Sequoia Fund - Fund investments are concentrated in a relatively small number of mostly U.S. - headquartered companies with long-term growth potential.

       6) Fidelity Puritan Fund - Funds are invested in high-yielding U.S. and foreign securities, including those in emerging markets.

       7) Fidelity Blue Chip Growth Fund - Funds are invested primarily in common stocks of well-known and established companies.

       8) Low-Priced Stock Fund - Funds are heavily invested in undervalued stocks or out-of-favor stocks.

       9) Diversified International Fund - Funds are invested primarily in stocks of companies located outside the U.S. that are included in the Morgan Stanley EAFE Index.

       10) Retirement Government Money Market Fund - Funds are invested in short-term obligations of the U.S. Government or its agencies.

       11) U.S. Equity Index Pool Fund - Funds are invested primarily in common stocks of the 500 companies that comprise the S&P 500.

FMC EMPLOYEES' THRIFT AND STOCK
PURCHASE PLAN

Notes to Financial Statements

December 31, 1998 and December 31, 1997

--------------------------------------------------------------------------------
     Prior to June 1, 1997 within the Master Trust, Citibank and the Company had established an FMC Stock Fund, a Fixed Income Fund, an Equity Fund, and a Harsco Stock Fund. The FMC Stock Fund consisted of shares of the common stock of the Company. The Fixed Income Fund consisted of investments in contracts with banks and insurance companies which guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time. The Fixed Income Fund was authorized to include (1) securities issued or guaranteed by the U.S. Government, or any of its agencies or instrumentalities; and (2) short-term, interest-bearing debt obligations pending investment in guaranteed income contracts or government securities. For the period from April 1, 1997 through May 31, 1997, the guaranteed effective annual yield was approximately 7.2%. The Equity Fund consisted of shares of mutual funds registered under the Investment Company Act of 1940. The Master Trust also included a Harsco Stock Fund consisting of common shares of Harsco Corporation. The Harsco Stock Fund was not available as an investment election to Plan participants, nor was it included in the Master Trust investments in which the Plan's predecessor trust had an interest (See note 2(d).)

     All employees contributing to the Plan prior to June 1, 1997 were entitled to elect to have Citibank invest their contributions: (i) entirely in the FMC Stock Fund, (ii) entirely in the Fixed Income Fund, (iii) entirely in the Equity Fund, or (iv) in two or more of those funds in increments of 25%. A participant's investment election could be changed prospectively for any plan year. In addition, a participant who had attained age 55 could elect to have all or part (in increments of 25%) of the accumulated balance of the participant's FMC Stock, Fixed Income, and Equity Funds attributable to the participant's contributions transferred among those funds.

     All Company contributions to the Plan are invested by the Trustee in the FMC Stock Fund and are credited to the respective accounts of the employees participating in the Plan.

     (e)  Vesting

     Participants are immediately vested in their elective contributions plus actual earnings thereon. Vesting in the Company's contributions and related earnings is based on years of service. A participant is 100% vested after five years of service.

     (f)  Payment of Benefits

     On termination of service or attainment of age 59-1/2, any participant may elect to immediately receive a lump sum distribution equal to the vested interest of his or her account. Participants aged 55 or older or whose accounts are valued at not less than $5,000 may, upon termination, elect to defer their lump sum distribution or receive annual installments over a ten-year period. If a participant is not fully vested in the Company's contributions to his or her account on the date of termination of his or her employment, the non-vested portion is forfeited. Such forfeitures reduce future Company contributions to the Plan.

FMC EMPLOYEES' THRIFT AND STOCK
PURCHASE PLAN

Notes to Financial Statements

December 31, 1998 and December 31, 1997

--------------------------------------------------------------------------------
     (g)  Expenses

     The compensation and expenses of the Trustee are paid by the Company. All other expenses of the Plan may be paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants' accounts as provided in the Plan.

     (h)  Withdrawals and Loans

     The Plan allows participants to make hardship cash withdrawals (subject to income taxation and IRS penalties) of some or all of their vested account balances. Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50% of the participant's vested account balance. Loans must be repaid over 60 months with interest at the announced Stable Income Fund rate or some other reasonable rate as determined by the Company. Participant loans outstanding as of December 31, 1998 and December 31, 1997, which are reported in the Loan Fund, were $21,664,000 and $23,000,000, respectively.

     (i)  Plan Termination

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of plan termination, participants will become 100% vested in their account balances.


(2)  Summary of Significant Accounting Policies

     The following are the significant accounting policies followed by the Plan:

     (a)  Basis of Accounting

     The Plan's financial statements are prepared on the accrual basis of accounting.

     (b)  Investment Transactions

     Security transactions are recorded in the financial statements on a settlement-date basis, which does not differ materially from a trade-date basis.

     (c)  Valuation of Investments

     Quoted or estimated market prices are used to value investments except for certain contracts with banks and insurance companies which guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time. These contracts are valued at contract value which approximates market value.

FMC EMPLOYEES' THRIFT AND STOCK
PURCHASE PLAN

Notes to Financial Statements

December 31, 1998 and December 31, 1997

--------------------------------------------------------------------------------
     (d)  Investments and Basis of Allocation

      Investments at fair value which represent 5% or more of the Plan's assets available for benefits are separately identified below:

--------------------------------------------------------------------------------

                                                                                   December 31,
                                                                    -------------------------------------------
                                                                            1998                   1997
                                                                                  (in thousands)
   FMC Stock Fund                                                          $297,618              $345,584
   Stable Value Fund                                                        142,804               145,506
   Sequoia Fund                                                              49,477                     -
---------------------------------------------------------------------------------------------------------------

During 1998 and the nine months ended December 31, 1997, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

--------------------------------------------------------------------------------

                                                                          Year ended          Nine months ended
                                                                       December 31,1998        December 31,1997
-----------------------------------------------------------------------------------------------------------------
                                                                                    (in thousands)
   FMC Stock Fund                                                            $(56,819)                $51,546
   Clipper Fund                                                                   (21)                    (27)
   Mutual Qualified (Z) Fund                                                   (1,517)                    378
   Sequoia Fund                                                                 9,026                   4,762
   Fidelity Puritan Fund                                                          262                     (15)
   Fidelity Blue Chip Fund                                                      4,254                     505
   Low-Priced Stock Fund                                                         (367)                      7
   Diversified International Fund                                                 262                     (90)
   U.S. Equity Index Pool Fund                                                  3,958                   1,832
   Harsco Stock Fund                                                              (78)                     60
   Fixed Income Fund                                                                -                  (1,118)
   Equity Fund                                                                      -                   5,852
-----------------------------------------------------------------------------------------------------------------
                                                                             $(41,040)                $63,692
-----------------------------------------------------------------------------------------------------------------

     Prior to June 1, 1997 the trusts participating in the Master Trust had an undivided interest in the assets (except for Harsco Corporation stock), liabilities, income, expenses, and gains or losses of the Master Trust. For allocation purposes, each of the participating trusts retained an ownership percentage in the Master Trust net assets which was initially established on the basis of relative net assets contributed by each plan to the Master Trust. Each month, the percentage was adjusted based on the relative amount of contributions and distributions attributable to each plan. The percentage calculated at each month-end was used to allocate the investment income, net of expenses, and gains or losses of Master Trust investments during that month.

FMC EMPLOYEES' THRIFT AND STOCK
PURCHASE PLAN

Notes to Financial Statements

December 31, 1998 and December 31, 1997

--------------------------------------------------------------------------------
     (e)  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates, but the plan administrator does not believe such differences will materially affect the Plan's financial position or results of operations.

(3)  Income Taxes

     The Plan received a favorable determination letter from the Internal Revenue Service on April 9, 1986 indicating that it is qualified under
     Section 401(a) of the Internal Revenue Code and therefore the related Master Trust (and, prior to that, the predecessor trust) are exempt from tax under Section 501(a) of the Code. The Plan has been subsequently restated to comply with the Tax Reform Act of 1986 and subsequent legislation. Although the Plan has not yet received a new determination letter on the submitted restated document, the plan administrator and the Plan's counsel are confident that the Plan meets the requirements of
     Section 401(a).

     The Company receives a Federal income tax deduction for its contributions to the Plan. Participating employees are not subject currently to Federal income tax on their elective contributions, Company contributions, appreciation in the Company's common stock, income, and other items allocated to their individual accounts. Individual participants are taxed on such items at the time of distribution from the Plan.

(4)  Plan Merger and Asset Transfers

     During 1998, four of the Company's bargaining employee units at Pocatello, ID, Kemmerer, WY, Lawrence, KS, and Carteret, NJ were merged into the Plan. As a result the plan received assets value of $6,470,000 from the FMC Corporation 401(k) Plan for Employees Covered by a Collective Bargaining Agreement. In addition, during the period the Plan received $97,000 due to employee transfers and turnover.

     Effective June 1, 1997, the Company's defense segment employees' assets were spun off from the Plan. As a result, assets with a value of $207,768,000 were transferred to the United Defense Salaried Employees' Thrift and Stock Purchase Plan. On June 1, 1997 the Plan received $19,988,000 from the Moorco International Inc. Incentive Savings Plan and $12,960,000 from Frigoscandia's U.S. operation and Stein division plans as result of the plans' mergers into the Plan. On October 7, 1997, the plan transferred $9,889,000 to the United Defense, L. P. Salaried Plan due to the sale of Company's defense business to the Carlyle Group. In addition, during the period the Plan received $82,000 due to employee transfers and turnover.


(5)  Impact of Year 2000 Issue

     The Year 2000 (Y2K) issue refers to the risk that systems, products, and equipment using data sensitive software or computer chips with two digit date fields will recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures, miscalculations, and business interruptions that, if not addressed, could have a materially adverse impact on the Plan.

     The majority of the Plan's applications are already Y2K-compliant, and the remainder will be before December 31, 1999. The Plan outsources most of its critical computing operations to professional outsource service providers. The Plan has confirmed or is confirming that each of its outsourcers is either already Y2K-compliant or has a detailed program in place to achieve compliance within an acceptable time frame. The plan will not bear any costs associated with making the systems Y2K-compliant.

FMC CORPORATION THRIFT AND STOCK                                      Schedule 1
                                                                      ----------
PURCHASE PLAN

Item 27a -  Schedule of Assets Held for Investment Purposes


December 31, 1998
(In thousands)
==================================================================================================================================

                                                  Description of investment including                               Current value
Identity of issue, borrower, lessor                 maturity date, rate of interest                                at December 31,
        or similar party                           collateral, par, or maturity value                  Cost             1998
----------------------------------------------------------------------------------------------------------------------------------
FMC Common Stock                                  FMC Corporation Stock
    Party in Interest                             5,314,602 shares plus $1.4 million in
                                                  interest-bearing cash                                $223,882          297,618

Stable Value Fund                                 Portfolio includes investment contracts
                                                    offered by major insurance companies
                                                    and other approved financial institutions           142,803          142,804

Clipper Fund                                      Stock Long-term Growth Fund                            21,308           24,832

Mutual Qualified Fund (Z)                         Stock Long-term Growth Fund                            15,337           16,524

Sequoia Fund                                      Stock Long-term Growth Fund                            31,877           49,477

Fidelity Puritan Fund                             Stock and Bond Fund                                     8,910            9,123

Fidelity Blue Chip Fund                           Large Companies Stock Fund                             17,620           21,865

Fidelity Low-Priced Stock Fund                    Growth Mutual Fund                                      4,714            4,358

Fidelity Diversified International Fund           Growth Mutual Fund of Foreign
                                                    Companies                                             3,398            3,525

Retirement Government Money Market Fund           Money Market Mutual Fund                                4,291            4,291

U.S Equity Index Pool                             Stock Index Fund                                       12,394           17,016

Harsco Stock Fund                                 Harsco Corporation Stock
                                                  approximately 3,526 shares                                200              204

Participants' loans receivable                    Varying rates of interest 7.2% - 8.5%                  21,664           21,664
----------------------------------------------------------------------------------------------------------------------------------

Total assets held for investment purposes                                                              $508,398          613,301
==================================================================================================================================

See accompanying independent auditors' report.

FMC CORPORATION THRIFT AND STOCK                                      Schedule 2
                                                                      ----------
PURCHASE PLAN

Item 27d -  Schedule of 5% Reportable Transactions

Year ended December 31, 1998
(In thousands)
====================================================================================================================================
                                                                                                              Current
                                                                                  Expenses                 value of asset
                                        Description    Purchase     Selling       incurred     Cost of     on transaction   Net gain
    Identity of party involved          of security      price       price      with trades    security         date         (loss)
------------------------------------------------------------------------------------------------------------------------------------
Fidelity Institutional Retirement    Stable Value Fund   $  31,406     34,109            -        34,109        34,109             -
  Services Company
  Number of Transactions:  508

Fidelity Institutional Retirement    Sequoia Fund           22,646     11,684            -         8,707        11,684         2,977
  Services Company
  Number of Transactions:  496

Fidelity Institutional Retirement    FMC Stock Fund*        45,142     36,289            -        23,346        36,289        12,943
  Services Company
  Number of Transactions:  504
====================================================================================================================================

* Party in Interest


See accompanying independent auditors' report.

EXHIBIT INDEX


NUMBER IN
EXHIBIT TABLE            DESCRIPTION
-------------            -----------

10.1 FMC Employees' Thrift and Stock Purchase Plan, as revised and restated as of April 1, 1991 (incorporated by reference from Exhibit 10.3 to the Form SE filed on March 27, 1992).

10.2 Amendments to the FMC Employees' Thrift and Stock Purchase Plan, through December 31, 1994 (incorporated by reference from Exhibit 10.6 to the Form 10-K filed on March 29, 1995).

10.3 Master Trust Agreement between FMC Corporation and Fidelity Management Trust Company effective June 1, 1997, for the FMC Employees' Thrift and Stock Purchase Plan (incorporated by reference from Exhibit 10.12 to the Form 10-K filed on March 18, 1998).

10.4 Amendment dated March 28, 1996 to the FMC Employees' Thrift and Stock Purchase Plan (incorporated by reference from Exhibit 10.6.a to the Form 10-K filed on March 18, 1998).

10.5 Amendments effective April 1 and June 1, 1995 to the FMC Employees' Thrift and Stock Purchase Plan (incorporated by reference from Exhibit 10.6.b to the Form 10-K filed on March 18, 1998).

10.6 Amendment dated October 1, 1997 to the FMC Employees' Thrift and Stock Purchase Plan (incorporated by reference from Exhibit 10.6.c to the Form 10-K filed on March 18, 1998).


23.1                     Consent of KPMG LLP.